Exhibit 99.1

Sun Life Financial Reports Third Quarter 2016 Results

The information contained in this document is based on the unaudited interim financial results of Sun Life Financial Inc. for the period ended September 30, 2016. Sun Life Financial Inc. and its subsidiaries are collectively referred to as "the Company", "Sun Life Financial", "we", "our", and "us", and also includes, where applicable, our joint ventures and associates. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, Nov. 9, 2016 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the third quarter ended September 30, 2016. Third quarter reported net income was $737 million. Third quarter operating net income(1) and underlying net income(1) were $750 million and $639 million, respectively.

	Quarterly results		Year-to-date
	Q3'16	Q3'15	2016	2015
Reported net income ($ millions)	737	482	1,757	1,649
Operating net income(1) ($ millions)	750	478	1,755	1,655
Underlying net income(1) ($ millions)	639	528	1,775	1,659
Reported EPS(2) ($)	1.20	0.79	2.85	2.68
Operating EPS(1)(2) ($)	1.22	0.78	2.86	2.70
Underlying EPS(1)(2) ($)	1.04	0.86	2.89	2.71
Operating ROE(1)	15.7%	10.5%	12.4%	12.5%
Underlying ROE(1)	13.4%	11.6%	12.5%	12.5%
•	Minimum Continuing Capital and Surplus Requirements ratio for Sun Life Assurance Company of Canada of 221%. Cash and other liquid assets amounted to $1.8 billion for Sun Life Financial Inc. and its wholly-owned holding companies(3)
•	Global assets under management of $908 billion compared to $891 billion as at December 31, 2015
•	An increase in the common share dividend declared of $0.015 per share, to $0.42 per share for the quarter

"We delivered strong results this quarter, with all of our businesses driving growth in underlying earnings over the prior year. We announced a 4% increase in our common share dividend, reflecting the growth in our business, our commitment to return capital to shareholders and confidence in our four pillar strategy," said Dean Connor, President and Chief Executive Officer, Sun Life Financial. "We grew insurance sales by 25% and wealth sales by 28% compared to the third quarter of 2015; increased ownership in our Asia joint ventures; progressed on the integration of our U.S. employee benefits acquisition; and grew our Canadian wealth and asset management businesses," Connor said.

"During the quarter we gave our Clients new digital solutions that make it easier to do business with us," Connor added. "In the Philippines, we launched a first of its kind mobile app with account management capability, which enables Clients to conduct self-serve financial needs analysis and easily transact on personal accounts, anytime. In Canada, our Clients' overall mobile usage is growing by 50% annually, due to features such as fingerprint recognition and photo capture for insurance claims," Connor concluded.

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(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)	For additional information, see the section under the heading Capital Management in this document.

Operational Highlights
Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Leader in financial protection and wealth solutions in our Canadian home market
Individual insurance sales were up over the third quarter of the prior year reflecting strong Career Sales Force sales. We continued solid growth in sales of our wealth manufactured products including SLGI(1) mutual funds and Sun GIF(2) segregated funds. Sales of non-SLGI mutual funds were lower, which led to a slight decrease in overall individual wealth sales. SLGI's net flows of $680 million were up 33% over last year, while industry mutual fund net flows were overall down, demonstrating continued momentum relative to the industry.

Group Benefits and Group Retirement Services sales were below the same quarter in the prior year, primarily due to significant sales activity during the same period last year.

Premier global asset management operations
MFS Investment Management ("MFS") had gross sales of US$21.6 billion in the third quarter and net outflows were US$0.9 billion. MFS's active management strategies and long-term retail fund performance remained strong, with 71%, 86% and 97% of MFS's mutual fund assets ranked in the top half of their Lipper categories based on three-, five- and ten-year performance, respectively, as of September 30, 2016.

Sun Life Investment Management's assets under management were $51 billion, reflecting net inflows of $1.3 billion.  Bentall Kennedy saw continued momentum, winning new mandates and allocations from a growing global client base including AustralianSuper superannuation fund and California Public Employees' Retirement System ("CalPERS"). Additionally, Sun Life Institutional Investment (Canada) Inc. launched a short-term private fixed income fund, which received strong interest and commitments of over $500 million.

Leader in U.S. group benefits and International high net worth solutions
Sales in Group Benefits increased compared to the third quarter of 2015, reflecting strong momentum from our unified sales team and expanded product portfolio as a result of our U.S. employee benefits acquisition. We achieved increases in sales across all of our product lines. The integration of the U.S. employee benefits business continues to be in line with expectations, including the realization of transaction synergies.

Growing Asia through distribution excellence in higher growth markets
We continued to invest in our Asian businesses in the third quarter, with the completion of the transaction to acquire 100% ownership of PT CIMB Sun Life in Indonesia.

SLF Asia individual insurance sales increased by 42% over the third quarter of the prior year, with growth in most of our markets, driven by both organic growth and our recent increases in ownership in our businesses.

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(1) Sun Life Global Investments (Canada) Inc.
(2) Sun Life Guaranteed Investment Funds

How We Report Our Results
Sun Life Financial Inc. ("SLF Inc.") and its subsidiaries are collectively referred to as "the Company", "Sun Life Financial", "we", "our", and "us", and also includes, where applicable, our joint ventures and associates. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial United States ("SLF U.S."), Sun Life Financial Asset Management ("SLF Asset Management"), Sun Life Financial Asia ("SLF Asia"), and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), and in accordance with the International Accounting Standard ("IAS") 34 Interim Financial Reporting. The information contained in this document is in Canadian dollars unless otherwise noted.

Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in our annual and interim management's discussion and analysis ("MD&A") and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

Operating net income (loss) and financial measures based on operating net income (loss), consisting of operating earnings per share ("EPS") or operating loss per share, and operating return on equity ("ROE"), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of the following amounts that are not operational or ongoing in nature to assist investors in understanding our business performance: (i) certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on MFS's share-based payment awards; (iii) acquisition, integration and restructuring amounts (including impacts related to acquiring and integrating acquisitions); (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible instruments.

Underlying net income (loss) and financial measures based on underlying net income (loss), consisting of underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income and when removed assist in explaining our results from period to period. Market related impacts include: (i) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period on investment returns and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading Q3 2016 vs. Q3 2015 in the Financial Summary section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact on our liabilities for insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, or material changes to investment policies for asset segments supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible instruments.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, assets under management ("AUM"), assets under administration, and effective income tax rate on an operating net income and underlying net income basis.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss). Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional Information
Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Financial Summary

	Quarterly results					Year-to-date
($ millions, unless otherwise noted)	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15	2016	2015
Net income (loss)
Reported net income (loss)	737	480	540	536	482	1,757	1,649
Operating net income (loss)(1)	750	474	531	598	478	1,755	1,655
Underlying net income (loss)(1)	639	554	582	646	528	1,775	1,659
Diluted EPS ($)
Reported EPS (diluted)	1.20	0.78	0.88	0.87	0.79	2.85	2.68
Operating EPS (diluted)(1)	1.22	0.77	0.87	0.98	0.78	2.86	2.70
Underlying EPS (diluted)(1)	1.04	0.90	0.95	1.05	0.86	2.89	2.71
Reported basic EPS ($)	1.20	0.78	0.88	0.88	0.79	2.87	2.69
Avg. common shares outstanding (millions)	613	613	612	612	611	613	612
Closing common shares outstanding (millions)	612.9	612.8	612.6	612.3	611.2	612.9	611.2
Dividends per common share ($)	0.405	0.405	0.39	0.39	0.38	1.20	1.12
MCCSR ratio for Sun Life Assurance(2)	221%	214%	216%	240%	229%	221%	229%
Return on equity (%)
Operating ROE(1)	15.7%	10.1%	11.3%	12.7%	10.5%	12.4%	12.5%
Underlying ROE(1)	13.4%	11.9%	12.4%	13.8%	11.6%	12.5%	12.5%
Premiums and deposits
Net premium revenue	3,888	3,563	3,178	3,551	2,114	10,629	6,844
Segregated fund deposits	2,294	2,834	2,731	2,523	2,626	7,859	9,524
Mutual fund sales(1)	23,115	20,007	19,262	17,598	16,902	62,384	58,953
Managed fund sales(1)(3)	9,256	9,886	10,865	7,678	7,156	30,007	22,401
ASO premium and deposit equivalents(1)	1,623	1,745	1,790	1,770	1,758	5,158	5,308
Total premiums and deposits(1)(3)	40,176	38,035	37,826	33,120	30,556	116,037	103,030
Assets under management
General fund assets	164,321	159,453	156,849	155,413	151,654	164,321	151,654
Segregated funds	95,386	91,463	89,795	91,440	88,248	95,386	88,248
Mutual funds, managed funds and other AUM(1)	648,393	613,687	613,874	644,479	606,256	648,393	606,256
Total AUM(1)	908,100	864,603	860,518	891,332	846,158	908,100	846,158
Capital
Subordinated debt and innovative capital instruments(4)	4,533	3,538	3,538	3,189	3,389	4,533	3,389
Participating policyholders' equity and non-controlling interest	351	193	186	168	164	351	164
Total shareholders' equity	21,604	20,898	20,737	21,250	20,609	21,604	20,609
Total capital	26,488	24,629	24,461	24,607	24,162	26,488	24,162

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance").
(3)	In the second quarter of 2016, we moved our sales reporting methodology for Bentall Kennedy's real estate investment management operations from an investment property activity basis to a client cash flow basis to be consistent with the method used in our existing asset management operations. Managed fund sales were previously reported as $11,252 million in the first quarter of 2016, $8,327 million in the fourth quarter of 2015, and $7,507 million in the third quarter of 2015. For additional information, see Additional Financial Disclosure - Sales.
(4)	Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, which qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see Capital and Liquidity Management – Capital in our 2015 annual MD&A.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss). Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

Q3 2016 vs. Q3 2015
Our reported net income was $737 million in the third quarter of 2016, compared to $482 million in the third quarter of 2015. Operating net income was $750 million for the quarter ended September 30, 2016, compared to $478 million for the same period last year. Underlying net income was $639 million, compared to $528 million in the third quarter of 2015.

Operating ROE and underlying ROE in the third quarter of 2016 were 15.7% and 13.4%, respectively, compared to 10.5% and 11.6%, respectively, in the third quarter of 2015.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the third quarters of 2016 and 2015.

	Quarterly results
($ millions, after-tax)	Q3'16	Q3'15
Reported net income	737	482
Certain hedges in SLF Canada that do not qualify for hedge accounting	6	(10)
Fair value adjustments on MFS's share-based payment awards	(7)	28
Acquisition, integration and restructuring(1)	(12)	(14)
Operating net income(2)	750	478
Equity market impact
Impact from equity market changes	27	(116)
Basis risk impact	2	(6)
Equity market impact(3)	29	(122)
Interest rate impact
Impact from interest rate changes	20	(13)
Impact of credit spread movements	(14)	26
Impact of swap spread movements	12	31
Interest rate impact(4)	18	44
Increases (decreases) from changes in the fair value of real estate	10	(4)
Market related impacts	57	(82)
Assumption changes and management actions	54	32
Underlying net income(2)	639	528
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	56	33
Mortality	(23)	(18)
Morbidity	(1)	(26)
Credit	22	20
Lapse and other policyholder behaviour	(3)	10
Expenses	(24)	(7)
Other	23	(16)

(1)	In the third quarter of 2016, Acquisition, integration and restructuring amounts related primarily to integration costs of the U.S. employee benefits business acquired in 2016, partially offset by a non-cash gain related to the increase of our ownership interest in PT CIMB Sun Life in Indonesia from 49% to 100% net of acquisition and integration costs. Amounts in the third quarter of 2015 primarily related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors and Ryan Labs and acquisition costs of our U.S. employee benefits business.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(3)	Equity market impact consists primarily of the effect of returns in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% per quarter. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(4)	Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.
(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income for the third quarters of 2016 and 2015 included items that we believe are not operational or ongoing in nature and which are, therefore, excluded in our calculation of operating net income. Operating net income for the third quarters of 2016 and 2015 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on MFS's share-based payment awards, and acquisition, integration and restructuring amounts. The net impact of these items decreased reported net income by $13 million in the third quarter of 2016, compared to an increase of $4 million in the third quarter of 2015.

Our underlying net income for the third quarters of 2016 and 2015 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions increased operating net income by $111 million in the third quarter of 2016, compared to a decrease of $50 million in the third quarter of 2015.

Net income in the third quarter of 2016 also reflected higher levels of gains from investment activities on insurance contract liabilities, positive credit experience, and other experience items. This was partially offset by mortality and expense experience, including investment in growing our businesses.

Net income in the third quarter of 2015 also reflected the favourable impact of investment activity on insurance contract liabilities, positive credit experience and policyholder behaviour, partially offset by unfavourable morbidity and mortality experience, expense experience, and other experience items.

Q3 2016 vs. Q3 2015 (year-to-date)
Our reported net income was $1,757 million for the first nine months of 2016, compared to $1,649 million in the first nine months of 2015. Operating net income was $1,755 million for the first nine months ended September 30, 2016, compared to $1,655 million for the same period last year. Underlying net income was $1,775 million, compared to $1,659 million for the first nine months of 2015.

Operating ROE and underlying ROE for the first nine months of 2016 were 12.4% and 12.5%, respectively, compared to 12.5% and 12.5%, respectively, for the first nine months of 2015.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income for the nine months ended September 30, 2016 and 2015.

	Year-to-date
($ millions, after-tax)	2016	2015
Reported net income	1,757	1,649
Certain hedges that do not qualify for hedge accounting in SLF Canada	(13)	11
Fair value adjustments on MFS's share-based payment awards	20	(3)
Acquisition, integration and restructuring(1)	(5)	(14)
Operating net income(2)	1,755	1,655
Equity market impact(3)	25	(124)
Interest rate impact(4)	(96)	100
Increases (decreases) from changes in the fair value of real estate	16	17
Market related impacts	(55)	(7)
Assumption changes and management actions	35	3
Underlying net income(2)	1,775	1,659
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	139	91
Mortality	(10)	22
Morbidity	(10)	(12)
Credit	42	54
Lapse and other policyholder behaviour	(4)	(10)
Expenses	(48)	(42)
Other	17	(21)

(1)	In 2016, Acquisition, integration and restructuring amounts primarily related to integration costs of the U.S. employee benefits business acquired in 2016. These costs were partially offset by a non-cash gain of $31 million as a result of remeasuring our existing investment to fair value upon acquiring control over the operations of PVI Sun Life Insurance Company Limited and a non-cash gain related to the increase of our ownership interest in PT CIMB Sun Life in Indonesia from 49% to 100% net of acquisition and integration costs. In 2015, acquisition and integration costs primarily related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors and Ryan Labs and acquisition of our U.S. employee benefits business.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(3)	Equity market impact consists primarily of the effect of returns in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% per quarter. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(4)	Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.
(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income for the first nine months of 2016 and 2015 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. Operating net income for the first nine months of 2016 and 2015 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on MFS's share-based payment awards, and acquisition, integration and restructuring amounts. The net impact of these items increased reported net income by $2 million in the first nine months of 2016 compared to a reduction of $6 million in the same period of 2015.

Our underlying net income for the first nine months of 2016 and 2015 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions reduced operating net income by $20 million in the first nine months of 2016, compared to a reduction of $4 million in same period in 2015.

Net income for the first nine months of 2016 also reflected gains from investment activities on insurance contract liabilities, positive credit experience and other experience items, partially offset by unfavourable morbidity, mortality and expense experience, including investment in growing our businesses.

Net income for the first nine months of 2015 also reflected the favourable impact from investment activity on insurance contract liabilities, positive credit and mortality experience, partially offset by unfavourable expense experience including investment in growing our businesses, morbidity, lapse and other policyholder behaviour, and other experience items.

Assumption Changes and Management Actions
Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, lapse and other policyholder behaviour, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review.

During the third quarter of 2016 the net impact of assumption changes and management actions resulted in an increase of $54 million to reported and operating net income compared to an increase of $32 million in the third quarter of 2015.

Assumption changes and management actions by type
The following table sets out the impact of assumption changes and management actions on our net income in the third quarter of 2016.

Q3'16	Quarterly
($ millions, after-tax)	Impact on net income(1)	Comments
Mortality/morbidity	21	Updates to reflect mortality/morbidity experience.
Lapse and other policyholder behaviour	(74)	Updates to reflect lapse and other policyholder behaviour experience, largely in SLF U.S. businesses that are closed to new sales.
Expenses	(17)	Updates to reflect expense studies.
Investment returns	133	Updates to various investment related assumptions across the Company, which had the most significant impact in SLF U.S. and SLF Canada. The largest items were favourable changes to projected credit and swap spreads, partially offset by changes to returns on non-fixed income assets. In addition, the updates included a reduction of the provision for investment risk in SLF Canada(2).
Model enhancements and other	(9)	Various enhancements and methodology changes across all jurisdictions, including changes to provisions for reinsurance in SLF U.S.
Total impact on net income(3)	54

(1)	Assumption changes and management actions is included in reported net income and operating net income and is presented as an adjustment to arrive at underlying income described in the Q3 2016 vs. Q3 2015 heading of this section.
(2)	Net income attributable to participating policyholders also increased due to a reduction of the provision for investment risk in SLF Canada. For additional information, see Note 7.A in our Interim Consolidated Financial Statements.
(3)	In this table, assumption changes and management actions represent the shareholders' net income impact (after-tax) including management actions. In Note 7.A of our Interim Consolidated Financial Statements, the impact of method and assumptions changes represents the change of shareholder and participating policyholder insurance contract liabilities net of reinsurance assets (pre-tax) and does not include management actions.

Goodwill Impairment Testing
In the fourth quarter of 2016, we will perform our annual goodwill impairment testing. Testing is conducted by comparing a cash generating unit's ("CGU's") carrying value to its recoverable amount. We determine the recoverable amount by reference to an appraisal value that is impacted by the economic and regulatory environment, which includes changes in interest rates, market volatility, capital requirements and other factors, and is based on estimates of future sales, income, expenses, and level and cost of capital over the lifetime of the business. Goodwill is not recognized as an asset for MCCSR purposes and is deducted from available capital. Therefore, impairment charges against goodwill do not have any impact on our MCCSR ratio.

A listing of our CGUs as at December 31, 2015 and the goodwill allocated to them is included in Note 10 of our 2015 Annual Consolidated Financial Statements.

Acquisitions

SLF U.S.
On March 1, 2016, we acquired Assurant, Inc.'s U.S. employee benefits business. The acquired business added new capabilities and scale to our leading group benefits business in the U.S. The acquired business includes a dental business and provider network, a group life and disability business, products and capabilities in voluntary benefits and vision, and integrated capabilities in benefits communications, deductions reporting, and administration. Also acquired in the transaction was Disability Reinsurance Management Services, Inc., which provides turnkey disability risk management products and services to other insurance companies.

SLF Asia
On January 7, 2016, we increased our ownership interest in PVI Sun Life Insurance Company Limited ("PVI Sun Life") in Vietnam, from 49% to 75% by acquiring from PVI Holdings an additional 26% of the charter capital for cash consideration of $49 million. In the first quarter of 2016, we recognized a non-cash gain of $31 million in our reported net income as a result of remeasuring our existing investment to fair value upon acquiring control over the operations of PVI Sun Life. This non-cash gain was excluded from operating net income and underlying net income.

On April 11, 2016, we increased our ownership in Birla Sun Life Insurance Company Limited ("BSLI") in India, from 26% to 49% by purchasing additional shares of BSLI from Aditya Birla Nuvo Limited.

On July 1, 2016, we increased our ownership interest in PT CIMB Sun Life ("CSL") in Indonesia, from 49% to 100%. We also entered into an extended bancassurance arrangement with PT Bank CIMB Niaga to strengthen our distribution capabilities.

On August 3, 2016, we announced that we will acquire the pension business of FWD Life Insurance Company (Bermuda) Limited ("FWD"), consisting of Mandatory Provident Fund and Occupational Retirement Schemes Ordinance businesses. We will also enter into an exclusive 15-year distribution agreement with FWD that will allow us to distribute our pension products through FWD's agency force in Hong Kong. The transactions are expected to be completed in stages over the course of 2017 and 2018, subject to the receipt of regulatory approvals and satisfaction of customary closing conditions.

Additional information concerning our acquisitions is provided in Notes 3 and 15 of our Interim Consolidated Financial Statements.

Impact of the Low Interest Rate Environment
Sun Life Financial's overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have been low in recent years relative to historic levels. Additional information is disclosed in our 2015 annual MD&A under the heading Risk Management - Risk Categories.

In 2014, the Actuarial Standards Board ("ASB") made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. When the ASB promulgated these changes, the intention was to review these assumptions every five years, or sooner if circumstances warrant. Given the continuing low interest rates, we expect the ASB will revisit the reinvestment assumptions in 2017 but the magnitude of any potential changes due to the promulgation remains uncertain. Based on current assumptions, as at September 30, 2016, our estimated sensitivity to a 10 basis point decrease in the ultimate reinvestment rate ("URR") would have been a decrease in reported and operating net income of approximately $75 million. The actual impact could differ from the Company's estimate.

The statements concerning the impact of the low interest rate environment and expected URR changes are forward-looking.

Impact of Foreign Exchange Rates
We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia, and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters and two year-to-date periods.

Exchange Rate	Quarterly					Year-to-date
	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15	2016	2015
Average
U.S. Dollar	1.304	1.289	1.373	1.335	1.307	1.322	1.259
U.K. Pounds	1.711	1.849	1.968	2.025	2.025	1.843	1.929
Period end
U.S. Dollar	1.313	1.292	1.300	1.384	1.331	1.313	1.331
U.K. Pounds	1.703	1.720	1.867	2.040	2.014	1.703	2.014

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the third quarter of 2016, our reported net income, operating net income and underlying net income decreased by $22 million, $22 million and $13 million, respectively, as a result of the unfavourable impact of the strengthening Canadian dollar in the third quarter of 2016 relative to the average exchange rates in the third quarter of 2015. During the first nine months of 2016, our reported net income, operating net income and underlying net income increased by $44 million, $44 million and $40 million, respectively, as a result of the favourable impact of the change in the Canadian dollar in the first nine months of 2016 relative to the average exchange rates in the first nine months of 2015.

Performance by Business Group

SLF Canada
SLF Canada is the Canadian market leader in the group market segments and is a leading provider of retail holistic advice, providing products and services to over six million people across Canada. Our distribution breadth, strong service culture, technology leadership and brand recognition provide an excellent platform for growth. SLF Canada has three main business units - Individual Insurance & Wealth, Group Benefits ("GB") and Group Retirement Services ("GRS") - which offer a full range of protection, wealth accumulation and income products and services to employers, group members of company sponsored plans and individuals in their communities across Canada.

	Quarterly results					Year-to-date
($ millions)	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15	2016	2015
Reported net income (loss)	184	185	169	210	127	538	614
Certain hedges that do not qualify for hedge accounting(1)	6	(6)	(13)	10	(10)	(13)	11
Operating net income (loss)(2)	178	191	182	200	137	551	603
Market related impacts	13	(5)	(24)	(56)	(51)	(16)	(50)
Assumption changes and management actions	(61)	(4)	(12)	(13)	14	(77)	28
Underlying net income (loss)(2)	226	200	218	269	174	644	625
Operating ROE (%)(2)	9.0	9.8	9.5	10.5	7.0	9.5	10.4
Underlying ROE (%)(2)	11.5	10.3	11.4	14.1	9.0	11.1	10.8
Operating net income (loss) by business unit(1)(2)
Individual Insurance & Wealth(1)(2)	54	79	93	78	42	226	258
Group Benefits(1)(2)	99	72	69	86	71	240	232
Group Retirement Services(1)(2)	25	40	20	36	24	85	113
Total operating net income (loss)(1)(2)	178	191	182	200	137	551	603

(1)	In the third quarter of 2016, Certain hedges that do not qualify for hedge accounting consisted of $4 million in Individual Insurance & Wealth, $1 million in Group Benefits, and $1 million in Group Retirement Services.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q3 2016 vs. Q3 2015
SLF Canada's reported net income was $184 million in the third quarter of 2016, compared to $127 million in the third quarter of 2015. Operating net income was $178 million, compared to $137 million in the third quarter of 2015. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

Underlying net income in the third quarter of 2016 was $226 million, compared to $174 million in the third quarter of 2015. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the third quarter of 2016 was primarily driven by equity markets partially offset by interest rates and credit spreads, compared to the unfavourable effect in the third quarter of 2015 primarily driven by equity markets partially offset by swap spreads and credit spreads.

Net income in the third quarter of 2016 also reflected gains from investing activities on insurance contract liabilities and morbidity gains in GB, partially offset by expense experience including investment in growing our individual wealth business and unfavourable mortality experience.

Net income in the third quarter of 2015 also reflected lower gains from new business in GRS, unfavourable mortality experience in the individual wealth business in Individual Insurance & Wealth and GRS, and expense experience including investment in growing our individual wealth business. In our GB line of business, the unfavourable, though improved, impacts of high cost drug claims were offset by positive disability experience.

In the third quarter of 2016, sales of individual insurance products increased 4% compared to the third quarter of 2015 driven by strong sales in the CSF channel. The sales growth continued in our individual wealth manufactured products(1), driven by Sun Life Global Investments (Canada) Inc. ("SLGI") mutual funds and Sun Life Guaranteed Investment Funds segregated funds, with an increase of 17% over the same quarter of the prior year. Total individual wealth product sales decreased 2% primarily due to lower non-SLGI mutual fund sales.

GB sales were 24% lower than the third quarter of 2015 primarily due to strong activity in the large case market segment in the third quarter last year. GRS sales decreased 30% compared to the third quarter of 2015 which benefited from strong defined contribution sales and large case retention sales.

____________________

(1)	Individual wealth manufactured products represents our own segregated funds (Sun Life Guaranteed Investment Funds), SLGI mutual funds, and fixed product offerings.

Q3 2016 vs. Q3 2015 (year-to-date)
Reported net income was $538 million for the first nine months of 2016, compared to $614 million for the nine months ended September 30, 2015. Operating net income for the first nine months of 2016 was $551 million, compared to $603 million in the same period of 2015. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

Underlying net income was $644 million in the first nine months ended September 30, 2016, compared to $625 million in the same period last year. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the first nine months of 2016 was primarily driven by interest rates partially offset by equity markets, compared to the unfavourable effect in the first nine months of 2015 primarily driven by equity markets partially offset by the positive impacts of swap spreads and credit spreads.

Net income for the nine months ended September 30, 2016 also reflected gains from investing activities on insurance contract liabilities, net realized gains on available-for-sale ("AFS") assets, and morbidity gains, partially offset by lower gains on new business and expense experience, including investment in growing our individual wealth business.

Net income for the nine months ended September 30, 2015 also reflected gains from investment activity on insurance contract liabilities offset by unfavourable policyholder behaviour, lower gains on new business, and expense experience including investment in growing our individual wealth business.

SLF U.S.
SLF U.S. has three business units: Group Benefits, International and In-force Management. Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss, dental, and vision insurance products, as well as a suite of voluntary benefits products. Group Benefits also includes Disability Reinsurance Management Services, Inc., which provides turnkey disability risk management products and services to other insurance companies. International serves high net worth clients in international markets, offering individual life insurance products, and manages a closed block of wealth products. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

	Quarterly results					Year-to-date
(US$ millions)	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15	2016	2015
Reported net income (loss)	194	42	69	75	49	305	176
Acquisition, integration and restructuring(1)	(11)	(8)	(11)	(46)	—	(30)	—
Operating net income (loss)(2)	205	50	80	121	49	335	176
Market related impacts	27	(40)	1	11	(16)	(12)	15
Assumption changes and management actions	75	—	(2)	(8)	(8)	73	(62)
Underlying net income (loss)(2)	103	90	81	118	73	274	223
Operating ROE (%)(2)	23.3	5.8	10.0	17.9	7.5	13.2	8.9
Underlying ROE (%)(2)	11.7	10.4	10.2	17.4	11.2	10.8	11.2
Operating net income (loss) by business unit(1)(2)
Group Benefits(1)(2)	25	19	39	23	16	83	76
International(2)	157	23	23	46	67	203	68
In-force Management(2)	23	8	18	52	(34)	49	32
Total operating net income (loss)(1)(2)	205	50	80	121	49	335	176

(C$ millions)
Reported net income (loss)	253	54	95	100	64	402	233
Operating net income (loss)(2)	268	64	110	163	64	442	233
Underlying net income (loss)(2)	135	114	111	158	97	360	283

(1)	In 2016, Acquisition, integration and restructuring amounts related to the acquisition costs of the U.S. employee benefits business acquired in 2016 in Group Benefits. In the fourth quarter of 2015, Acquisition, integration and restructuring amounts consisted of the cost of US$46 million in International related to the closing of our wealth business in SLF U.S. International to new sales in December 2015.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q3 2016 vs. Q3 2015
SLF U.S.'s reported net income was C$253 million and operating net income was C$268 million in the third quarter of 2016, compared to reported net income and operating net income of C$64 million in the third quarter of 2015. Operating net income excludes the impact of acquisition, integration and restructuring amounts, which is set out in the table above. Underlying net income was C$135 million, compared to C$97 million in the third quarter of 2015. The unfavourable impact of the strengthening Canadian dollar in the third quarter of 2016 relative to average exchange rates in the third quarter of 2015 decreased reported net income and operating net income by C$2 million and C$2 million, respectively.

In U.S. dollars, SLF U.S.'s reported net income was US$194 million and operating net income was US$205 million in the third quarter of 2016, compared to reported net income and operating net income of US$49 million in the third quarter of 2015. Underlying net income was US$103 million in the third quarter of 2016, compared to US$73 million in the third quarter of 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the third quarter of 2016 was primarily driven by the impact of interest rate changes, compared to the unfavourable effect in the third quarter of 2015 primarily driven by the impact of interest rate and equity market changes partially offset by changes in credit spreads and swap spreads. Assumption changes and management actions had a favourable impact in International and an unfavourable impact in In-force Management in the third quarter of 2016.

Net income in the third quarter of 2016 also reflected gains from investing activities on insurance contract liabilities, favourable credit experience, gains on the sale of AFS assets, favourable tax items related to prior years, and improved morbidity experience in the disability line of business, partially offset by unfavourable stop-loss morbidity experience and mortality experience in Group Benefits.

The integration of the U.S. employee benefits business continues to be in line with expectations, including the realization of transaction synergies.

Net income in the third quarter of 2015 also reflected net realized gains on the sale of AFS assets, favourable tax adjustments related to prior years, and the impact of price increases and expense management in Group Benefits. These items were partially offset by unfavourable morbidity and mortality experience in Group Benefits.

Total Group Benefits sales in the third quarter of 2016 increased significantly compared to the same period last year, reflecting strong momentum from our unified sales team and expanded product portfolio, as a result of our U.S. employee benefits business acquisition. We achieved increases in sales across all of our product lines.

International life insurance sales of US$21 million were US$10 million higher than the prior year quarter.

Q3 2016 vs. Q3 2015 (year-to-date)
SLF U.S.'s reported net income was C$402 million and operating net income was C$442 million for the nine months ended September 30, 2016, compared to reported net income and operating net income of C$233 million for the same period last year. Operating net income excludes the impact of acquisition, integration and restructuring amounts, which is set out in the table above. Underlying net income was C$360 million in the first nine months of 2016, compared to C$283 million in the same period of 2015. The favourable impact of the change in the Canadian dollar in the first nine months of 2016 relative to average exchange rates in the first nine months of 2015 increased reported net income, operating net income and underlying net income by C$18 million, C$20 million and C$17 million, respectively.

In U.S. dollars, SLF U.S.'s reported net income was US$305 million for the nine months ended September 30, 2016, compared to US$176 million for the nine months ended September 30, 2015. Operating net income was US$335 million for the nine months ended September 30, 2016, compared to US$176 million for the nine months ended September 30, 2015. Underlying net income was US$274 million for the nine months ended September 30, 2016, compared to US$223 million in the same period last year. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the first nine months of 2016 was primarily driven by  the impact of changes in interest rates, compared to the favourable effect in the first nine months of 2015 primarily driven by changes in credit spreads partially offset by equity market changes.

Net income for the first nine months of 2016 also reflected the contribution of the U.S. employee benefits business acquired in 2016, favourable credit experience, gains from investing activities on insurance contract liabilities, favourable mortality experience in International, and gains on the sale of AFS assets. These items were partially offset by unfavourable morbidity experience in stop-loss and mortality experience in Group Benefits.

Net income for the first nine months of 2015 also reflected positive credit experience, net realized gains on the sale of AFS assets, favourable tax adjustments related to prior years, the impact of price increases and expense management in Group Benefits, and favourable mortality experience in International. These items were partially offset by unfavourable claims experience in Group Benefits and unfavourable mortality and policyholder behaviour experience in In-force Management.

SLF Asset Management
SLF Asset Management is our asset management segment composed of MFS Investment Management ("MFS") and Sun Life Investment Management ("SLIM").

MFS is a premier global asset management firm which offers a comprehensive selection of products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products and retirement strategies.

SLIM is an institutional investment management business which delivers customized fixed income solutions, including liability-driven investing and a suite of alternative, yield-oriented asset classes, including private fixed income, real estate and commercial mortgages. SLIM consists of the businesses of the Bentall Kennedy group of companies ("Bentall Kennedy"), Prime Advisors, Inc. ("Prime Advisors"), Ryan Labs Asset Management Inc. ("Ryan Labs") and Sun Life Institutional Investments (Canada) Inc. (previously called Sun Life Investment Management Inc.) that offer a comprehensive set of capabilities to institutional investors.

	Quarterly results					Year-to-date
SLF Asset Management (C$ millions)	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15	2016	2015
Reported net income	181	173	177	177	204	531	514
Fair value adjustments on MFS's share-based payment awards	(7)	20	7	(6)	28	20	(3)
Operating net income and underlying net income(1)	188	153	170	183	176	511	517
Assets under management (C$ billions)(2)	629.7	597.8	601.0	629.6	593.0	629.7	593.0
Gross sales (C$ billions)(2)(4)	30.0	28.2	28.6	23.6	22.4	86.8	75.9
Net sales (C$ billions)(2)(4)	0.1	(0.8)	(1.1)	(6.4)	(11.5)	(1.8)	(13.5)

MFS (C$ millions)
Reported net income	174	166	171	168	201	511	511
Fair value adjustments on MFS's share-based payment awards	(7)	20	7	(6)	28	20	(3)
Operating net income(1)	181	146	164	174	173	491	514
Assets under management (C$ billions)(2)	578.6	549.2	544.0	571.9	537.4	578.6	537.4
Gross sales (C$ billions)(2)	28.2	26.9	26.8	22.0	21.5	81.9	74.4
Net sales (C$ billions)(2)	(1.2)	(1.3)	(1.5)	(6.2)	(11.8)	(4.0)	(14.2)
(US$ millions)
Reported net income	133	129	124	126	154	386	405
Fair value adjustments on MFS's share-based payment awards	(5)	15	5	(5)	21	15	(4)
Operating net income(1)	138	114	119	131	133	371	409
Pre-tax operating profit margin ratio(2)	38%	35%	37%	38%	40%	37%	40%
Average net assets (US$ billions)(2)	437.8	423.0	398.9	420.2	429.5	420.0	438.7
Assets under management (US$ billions)(2)(3)	440.8	425.0	418.3	413.2	403.7	440.8	403.7
Gross sales (US$ billions)(2)	21.6	20.8	19.5	16.5	16.5	61.9	59.4
Net sales (US$ billions)(2)	(0.9)	(1.0)	(1.1)	(4.7)	(9.0)	(3.0)	(11.0)
Asset appreciation (depreciation) (US$ billions)	16.7	7.7	6.2	14.2	(27.8)	30.6	(16.3)
S&P 500 Index (daily average)	2,161	2,074	1,952	2,057	2,027	2,063	2,064
MSCI EAFE Index (daily average)	1,678	1,648	1,594	1,732	1,785	1,640	1,835

SLIM (C$ millions)
Reported net income	7	7	6	9	3	20	3
Operating net income(1)	7	7	6	9	3	20	3
Assets under management (C$ billions)(2)	51.1	48.6	57.0	57.8	55.6	51.1	55.6
Gross sales (C$ billions)(2)(4)	1.8	1.3	1.8	1.6	0.9	4.9	1.5
Net sales (C$ billions)(2)(4)	1.3	0.5	0.4	(0.2)	0.3	2.2	0.7

(1)	Represents a non-IFRS financial measure. For SLF Asset Management, operating net income is generally expected to be equal to underlying net income. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	Pre-tax operating profit margin ratio, AUM, average net assets, and sales are non-IFRS financial measures. See Reconciliation of Non-IFRS Financial Measures.
(3)	Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found in the "About MFS" section of its website at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS's U.S. GAAP assets and liabilities as at December 31, 2015.
(4)	In the second quarter of 2016, we moved our sales reporting methodology for Bentall Kennedy's real estate investment management operations from an investment property activity basis to a client cash flow basis to be consistent with the method used in our existing asset management operations. Gross sales and net sales for SLIM were previously reported as $2.2 billion and $1.0 billion in the first quarter of 2016, $2.2 billion and $0.5 billion in the fourth quarter of 2015, $1.2 billion, and $0.6 billion in the third quarter of 2015, respectively. The revised sales reporting in SLIM is included in SLF Asset Management's gross and net sales. For additional information, see Additional Financial Disclosure - Sales.

Q3 2016 vs. Q3 2015
SLF Asset Management's reported net income was C$181 million in the third quarter of 2016, compared to C$204 million in the third quarter of 2015. SLF Asset Management had operating net income and underlying net income of C$188 million in the third quarter of 2016, compared to C$176 million in the third quarter of 2015. Operating net income and underlying net income in SLF Asset Management exclude the impact of fair value adjustments on MFS's share-based payment awards, which is set out in the table above. The unfavourable impact of the strengthening Canadian dollar in the third quarter of 2016 relative to average exchange rates in the third quarter of 2015 decreased reported net income, operating net income and underlying net income by C$2 million.

In U.S. dollars, MFS's reported net income was US$133 million in the third quarter of 2016, compared to US$154 million in the third quarter of 2015. MFS's operating net income was US$138 million in the third quarter of 2016, compared to US$133 million in the third quarter of 2015. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. MFS's operating net income in U.S. dollars increased in the third quarter of 2016 compared to the same period in 2015, primarily due to higher average net assets, partially offset by higher operating costs. MFS's pre-tax operating profit margin ratio was 38% in the third quarter of 2016 compared to 40% in the third quarter of 2015 primarily due to higher operating costs.

SLIM's reported net income and operating net income were C$7 million in the third quarter of 2016, compared to C$3 million in the third quarter of 2015. SLIM's net income in the third quarter of 2016 reflected the acquisition of Bentall Kennedy in September, 2015.

SLF Asset Management's AUM was C$629.7 billion as at September 30, 2016, compared to C$629.6 billion as at December 31, 2015. The slight change in AUM was primarily due to asset appreciation of $42.0 billion, offset by the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015 of $31.5 billion and a $9 billion decrease in SLIM described below. MFS's AUM was US$440.8 billion (C$578.6 billion) as at September 30, 2016, compared to US$413.2 billion (C$571.9 billion) as at December 31, 2015. The increase of US$27.6 billion was primarily driven by gross sales of US$61.9 billion and asset appreciation of US$30.6 billion, partially offset by redemptions of US$64.9 billion. 71%, 86% and 97% of MFS's retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively, as of September 30, 2016.

SLIM's AUM was C$51.1 billion as at September 30, 2016, compared to C$57.8 billion as at December 31, 2015. This change was primarily due to a $9 billion decrease relating to a client of Bentall Kennedy which exercised its right to acquire certain wholly-owned subsidiaries involved in the management of its assets(1) and due to the strengthening of the Canadian dollar relative to the exchange rates at the end of the fourth quarter of 2015, partially offset by net sales and asset appreciation.

_________________

(1)	The transfer of the assets is expected to be completed in the first quarter of 2017, and from June 30, 2016, assets of $9 billion related to this are not reported in SLIM's AUM.

Q3 2016 vs. Q3 2015 (year-to-date)
SLF Asset Management's reported net income for the first nine months ended September 30, 2016 was C$531 million, compared to C$514 million for the same period last year. Operating net income and underlying net income were C$511 million for the first nine months of 2016, compared to C$517 million for the nine months ended September 30, 2015. Operating net income and underlying net income in SLF Asset Management exclude the impact of fair value adjustments on MFS's share-based payment awards, which is set out in the table above. The favourable impact of the change in the Canadian dollar in the first nine months of 2016 relative to average exchange rates in the first nine months of 2015 increased reported net income, operating net income and underlying net income by C$25 million, C$24 million and C$24 million, respectively.

MFS's reported net income for the nine months ended September 30, 2016 was US$386 million, compared to US$405 million for the same period last year. MFS's operating net income was US$371 million for the first nine months of 2016, compared to US$409 million for the nine months ended September 30, 2015. MFS's net income in U.S. dollars for the first nine months of 2016 decreased compared to the same period last year driven primarily by lower average net assets and higher operating costs.

SLIM's reported net income and operating net income for the nine months ended September 30, 2016 were C$20 million, compared to C$3 million for the same period last year. SLIM's net income in the first nine months of 2016 reflected the 2015 acquisitions.

SLF Asia
SLF Asia operates through subsidiaries in the Philippines, Hong Kong, Indonesia(1), and Vietnam(2), as well as through joint ventures and associates with local partners in the Philippines, Malaysia, China, and India(3). We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong, India, Malaysia, and Vietnam. We have also established asset management companies either directly or through joint ventures and associates in the Philippines, China, and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups and affinity clients through multiple distribution channels.

	Quarterly results					Year-to-date
($ millions)	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15	2016	2015
Reported net income (loss)	92	68	91	73	77	251	238
Acquisition, integration and restructuring(4)	3	—	31	—	—	34	—
Operating net income (loss)(5)	89	68	60	73	77	217	238
Market related impacts	5	(13)	(11)	7	(17)	(19)	12
Assumption changes and management actions	4	(4)	3	14	27	3	26
Underlying net income (loss)(5)	80	85	68	52	67	233	200
Operating ROE (%)(5)	8.7	7.1	6.7	8.0	9.1	7.5	9.6
Underlying ROE (%)(5)	7.8	9.0	7.6	5.6	7.8	8.1	8.0

(1)	On July 1, 2016, we increased our ownership interest in CSL in Indonesia from 49% to 100%.
(2)	On January 7, 2016, we increased our ownership stake in PVI Sun Life in Vietnam from 49% to 75%.
(3)	On April 11, 2016, we increased our ownership stake in BSLI in India from 26% to 49%.
(4)	In the third quarter of 2016, Acquisition, integration and restructuring amounts relate primarily to an adjustment for a non-cash gain to our reported net income as a result of remeasuring our existing investment to fair value upon acquiring control over the operations of CSL in Indonesia, partially offset by acquisition and integration costs. In the first quarter of 2016, amounts consisted of an adjustment for a non-cash gain of $31 million to our reported net income as a result of remeasuring our existing investment to fair value upon acquiring control over the operations of PVI Sun Life in Vietnam.
(5)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q3 2016 vs. Q3 2015
SLF Asia's reported net income was $92 million and operating net income was $89 million in the third quarter of 2016, compared to reported net income and operating net income of $77 million in the third quarter of 2015. Operating net income excludes the impact of acquisition, integration and restructuring amounts, which is set out in the table above. The unfavourable impact of the strengthening Canadian dollar in the third quarter of 2016 relative to average exchange rates in the third quarter of 2015 reduced reported net income, operating net income and underlying net income by $1 million.

Underlying net income was $80 million, compared to $67 million in the third quarter of 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the third quarter of 2016 was primarily driven by interest rates, compared to the unfavourable effect in the third quarter of 2015 primarily driven by equity markets and interest rates.

Net income in the third quarter of 2016 also reflected business growth relative to the third quarter of 2015.

Total individual insurance sales of $162 million increased 42% compared to the third quarter of 2015. On a constant currency basis, individual insurance sales increased 44%. Sales increased in most markets with increases in the Philippines, Hong Kong, Indonesia, Malaysia, and China of 15%, 83%, 61%, 47% and 22%, respectively, in local currency. India sales increased due to our increase in ownership in BSLI as well as organic sales growth.

Wealth sales were 53% higher than the third quarter of 2015, with growth across the region.

Q3 2016 vs. Q3 2015 (year-to-date)
Reported net income was $251 million for the first nine months of 2016, compared to $238 million for the same period last year. Operating net income was $217 million for the first nine months of 2016, compared to $238 million for the same period last year. Operating net income excludes the impact of acquisition, integration and restructuring amounts, which is set out in the table above. The favourable impact of the change in the Canadian dollar in the first nine months of 2016 relative to average exchange rates in the same period last year increased reported net income, operating net income and underlying net income by $7 million, $6 million and $4 million, respectively.

Underlying net income for the first nine months of 2016 was $233 million, compared to $200 million in the same period last year. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable impact of market related impacts in the first nine months of 2016 was primarily driven by interest rates, compared to the favourable effect in the first nine months of 2015 primarily driven by equity markets and interest rates.

Net income for the first nine months of 2016 also reflected favourable impacts from business growth relative to the first nine months of 2015. Net income in both periods reflected the favourable effect of net realized gains on the sale of AFS assets.

Total individual life sales in the first nine months of 2016 increased 26% from the first nine months of 2015. On a constant currency basis, individual insurance sales increased 23%. Sales increases in Hong Kong, Indonesia, Malaysia, and China were partially offset by decreases in the Philippines and Vietnam. Sales increased in India due to our increased ownership in BSLI as well as organic sales growth. Wealth sales were higher than the first nine months of 2015, driven primarily by higher sales in China.

Corporate
Corporate includes the results of our United Kingdom business unit ("SLF U.K.") and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital, and other items that have not been allocated to our other business segments. SLF U.K. has a run-off block of business which has been closed to new business and focuses on supporting existing customers.

	Quarterly results					Year-to-date
($ millions)	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15	2016	2015
Reported net income (loss)	27	—	8	(24)	10	35	50
Acquisition, integration and restructuring(1)	—	2	(1)	(3)	(14)	1	(14)
Operating net income (loss)(2)	27	(2)	9	(21)	24	34	64
Market related impacts	4	(4)	(7)	(2)	9	(7)	16
Assumption changes and management actions	13	—	1	(3)	1	14	14
Underlying net income (loss)(2)	10	2	15	(16)	14	27	34
Operating net income (loss) by business unit(1)(2)
SLF U.K.(2)	86	32	40	22	70	158	178
Corporate Support(1)(2)	(59)	(34)	(31)	(43)	(46)	(124)	(114)
Total operating net income (loss)(1)(2)	27	(2)	9	(21)	24	34	64

(1)	In 2016 and 2015, Acquisition, integration and restructuring amounts consisted primarily of acquisition costs from Bentall Kennedy, Prime Advisors and Ryan Labs in Corporate Support.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q3 2016 vs. Q3 2015
Corporate had a reported net income of $27 million in the third quarter of 2016, compared to a reported net income of $10 million in the third quarter of 2015. Operating net income was $27 million for the third quarter of 2016, compared to an operating net income of $24 million in the same period last year. Operating net income (loss) excludes acquisition, integration and restructuring amounts, which are set out in the table above. The unfavourable impact of the strengthening Canadian dollar relative to the U.K. pound in the third quarter of 2016 relative to average exchange rates in the third quarter of 2015 decreased reported net income and operating net income by C$17 million and underlying net income by C$10 million.

Underlying net income was $10 million, compared to underlying net income of $14 million in the third quarter of 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. Market related impacts in the third quarter of 2016 had a small net favourable effect compared to the favourable effect in the third quarter of 2015 primarily driven by interest rates and equity markets.

SLF U.K.'s operating net income was $86 million in the third quarter of 2016, compared to $70 million in the third quarter of 2015. SLF U.K.'s net income in the third quarter of 2016 reflected gains on investing activities on insurance contract liabilities, primarily as a result of actions to reduce inflation risks related to annuity payments, and assumption changes and management actions, partially offset by unfavourable mortality experience. Net income in the third quarter of 2015 reflected the favourable effect of interest rates and equity markets, policyholder behaviour, and investment activity on insurance contract liabilities, partially offset by assumption changes and management actions.

Corporate Support had an operating net loss of $59 million in the third quarter of 2016, compared to an operating net loss of $46 million in the third quarter of 2015, primarily as a result of lower earnings in the Run-off reinsurance business and unfavourable tax items in the quarter that related to prior years.

Q3 2016 vs. Q3 2015 (year-to-date)
The reported net income was $35 million in the Corporate segment for the nine months ended September 30, 2016, compared to a reported net income of $50 million for the same period last year. Operating net income was $34 million for the first nine months of 2016, compared to an operating net income of $64 million in the same period last year. Operating net income (loss) excludes acquisition, integration and restructuring amounts, which are set out in the table above. The unfavourable impact of the change in the Canadian dollar in the first nine months of 2016 relative to average exchange rates in the same period last year decreased reported net income and operating net income by C$6 million and underlying net income by C$5 million.

Underlying net income was $27 million in the nine months ended September 30, 2016, compared to an underlying net income of $34 million in the nine months ended September 30, 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable impact of market related impacts in the first nine months of 2016 was primarily driven by equity markets partially offset by swap and credit spreads, compared to the favourable effect in the first nine months of 2015 primarily driven by interest rates partially offset by equity markets.

SLF U.K.'s operating net income for the nine months ended September 30, 2016 was $158 million, compared to $178 million for the first nine months ended September 30, 2015. Net income in the first nine months of 2016 reflected gains on investing activities on insurance contract liabilities primarily as a result of actions to reduce inflation risks related to annuity payments, assumption changes and management actions, and favourable policyholder behaviour, partially offset by unfavourable market impacts. Net income in the first nine months of 2015 reflected the favourable effect of interest rates, policyholder behaviour and mortality experience, and assumption changes and management actions, partially offset by equity markets.

In Corporate Support, the operating net loss for the nine months ended September 30, 2016 was $124 million, compared to an operating net loss of $114 million for the same period last year.

Additional Financial Disclosure

Revenue

	Quarterly results					Year-to-date
($ millions)	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15	2016	2015
Premiums
Gross	4,937	4,639	4,259	5,163	3,835	13,835	11,661
Ceded	(1,049)	(1,076)	(1,081)	(1,612)	(1,721)	(3,206)	(4,817)
Net premiums	3,888	3,563	3,178	3,551	2,114	10,629	6,844
Net investment income
Interest and other investment income	1,359	1,339	1,425	1,327	1,362	4,123	3,961
Fair value(1) and foreign currency changes on assets and liabilities	1,182	3,223	2,730	(788)	(168)	7,135	(1,173)
Net gains (losses) on available-for-sale assets	53	54	75	39	47	182	189
Fee income	1,410	1,354	1,374	1,438	1,338	4,138	3,886
Total revenue	7,892	9,533	8,782	5,567	4,693	26,207	13,707
Adjusted revenue(2)	7,441	7,053	6,590	7,462	6,040	20,676	18,393

(1)	Represents the fair value of fair value through profit or loss ("FVTPL") assets and liabilities.
(2)	Adjusted revenue is a non-IFRS financial measure that adjusts revenue for the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in SLF Canada's GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Revenue in the third quarter of 2016 was $7.9 billion, compared to $4.7 billion in the third quarter of 2015. The increase is mainly attributable to higher net premium revenue in SLF U.S., SLF Canada and SLF Asia, including the partial recapture of a reinsurance agreement in GB in SLF Canada effective the first quarter of 2016, and increases in the fair value of FVTPL assets primarily due to declines in interest rates, partially offset by unfavourable currency impact from the strengthening Canadian dollar. The strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2015 decreased revenue by $112 million. Adjusted revenue was $7.4 billion in the third quarter of 2016, $1.4 billion higher compared to the third quarter of 2015. The increase was primarily driven by higher net premium revenue in SLF U.S., SLF Canada and SLF Asia.

Revenue was $26.2 billion for the nine months ended September 30, 2016, up $12.5 billion from the comparable period last year. The increase was mainly attributable to increases in the fair value of FVTPL assets primarily due to declines in interest rates, the partial recapture of a reinsurance agreement in GB in SLF Canada, higher net premium revenue in SLF U.S. and SLF Asia, and favourable currency impact from the change in the Canadian dollar. Adjusted revenue of $20.7 billion for the nine months ended September 30, 2016 was $2.3 billion higher compared to the same period last year, primarily due to higher net premium revenue in SLF U.S. and SLF Asia.

Premiums and Deposits

	Quarterly results					Year-to-date
($ millions)	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15	2016	2015
Net premium revenue	3,888	3,563	3,178	3,551	2,114	10,629	6,844
Segregated fund deposits	2,294	2,834	2,731	2,523	2,626	7,859	9,524
Mutual fund sales(1)	23,115	20,007	19,262	17,598	16,902	62,384	58,953
Managed fund sales(1)(3)	9,256	9,886	10,865	7,678	7,156	30,007	22,401
ASO premium and deposit equivalents(1)	1,623	1,745	1,790	1,770	1,758	5,158	5,308
Total premiums and deposits(1)	40,176	38,035	37,826	33,120	30,556	116,037	103,030
Total adjusted premiums and deposits(1)(2)	41,028	39,213	37,049	33,764	31,735	113,696	106,543

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada's GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(3)	In the second quarter of 2016, we moved our sales reporting methodology for Bentall Kennedy's real estate investment management operations from an investment property activity basis to a client cash flow basis to be consistent with the method used in our existing asset management operations. Managed fund sales were previously reported as $11,252 million in the first quarter of 2016, $8,327 million in the fourth quarter of 2015, and $7,507 million in the third quarter of 2015. For additional information, see Additional Financial Disclosure - Sales.

Premiums and deposits were $40.2 billion in the third quarter of 2016, compared to $30.6 billion in the third quarter of 2015, primarily due to increased fund sales and higher net premium revenue, partially offset by lower segregated fund deposits, unfavourable currency impact from the strengthening Canadian dollar and decreased ASO premium and deposit equivalents. The unfavourable impact from the strengthening Canadian dollar relative to average exchange rates in the third quarter of 2015 decreased total premiums and deposits by approximately $0.2 billion. Adjusted premiums and deposits of $41.0 billion in the third quarter of 2016 increased $9.3 billion from the third quarter of 2015. The increase was mainly the result of increased fund sales and higher net premium revenue, partially offset by lower segregated fund deposits and decreased ASO premium and deposit equivalents.

Premiums and deposits were $116.0 billion for the nine months ended September 30, 2016, compared to $103.0 billion for the nine months ended September 30, 2015, mainly driven by higher fund sales and net premium revenue, and favourable currency impact from the change in the Canadian dollar, partially offset by lower segregated fund deposits and ASO premium and deposit equivalents. Adjusted premiums and deposits of $113.7 billion for the nine months ended September 30, 2016 increased by $7.2 billion over the same period last year. The increase was largely driven by higher fund sales and net premium revenue, partially offset by decreased segregated fund deposits and ASO premium and deposit equivalents.

Net premium revenue was $3.9 billion in the third quarter of 2016, compared to $2.1 billion in the third quarter of 2015. The increase was primarily driven by the impact of the partial recapture of a reinsurance agreement in GB in SLF Canada, the U.S. employee benefits business acquired in 2016 in SLF U.S., growth in premiums in SLF Canada and SLF Asia, and the impact of a reinsurance agreement in Run-off Reinsurance we entered into during the third quarter of 2015. Net premium revenue was $10.6 billion in the first nine months of 2016, compared to $6.8 billion in the same period of 2015. The increase was primarily driven by the impact of the partial recapture of a reinsurance agreement in GB in SLF Canada, the U.S. employee benefits business acquired in 2016 in SLF U.S., growth in premiums in SLF Asia and SLF Canada, the impact of a reinsurance agreement in Run-off Reinsurance we entered into during the third quarter of 2015, and favourable currency impact from the change in the Canadian dollar.

Segregated fund deposits were $2.3 billion in the third quarter of 2016, compared to $2.6 billion in the third quarter of 2015. Segregated fund deposits were $7.9 billion for the first nine months of 2016, compared to $9.5 billion for the same period last year. In both cases, the decrease was primarily due to decreases in GRS in SLF Canada and Hong Kong in SLF Asia, partially offset by increases in individual wealth in SLF Canada.

Sales of mutual funds and managed funds were $32.4 billion in the third quarter of 2016, an increase of $8.3 billion over the third quarter of 2015, largely reflecting higher fund sales in MFS and SLIM, SLF Asia and SLF Canada, partially offset by unfavourable currency impact from the strengthening Canadian dollar. Mutual and managed fund sales were $92.4 billion for the first nine months of 2016, compared to $81.4 billion in the same period in 2015, mainly reflecting favourable currency impact from the change in the Canadian dollar, increased fund sales in MFS and SLF Canada, and the acquisitions in SLIM after the first quarter in 2015, partially offset by lower fund sales in India, Hong Kong and the Philippines.

ASO premium and deposit equivalents in the third quarter of 2016 and for the first nine months in 2016 were down $0.2 billion compared to the same period last year. In both cases, the decreases were primarily attributable to GRS in SLF Canada and Hong Kong in SLF Asia.

Sales
In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International. In SLF Asia, life and health sales consist of the individual and group life and health sales from subsidiaries and from joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies, and Birla Sun Life Asset Management Company's equity and fixed income mutual fund sales based on our proportionate equity interest. SLF Asset Management sales(1) consist of gross sales (inflows) for retail and institutional clients; unfunded commitments are not included in sales.

($ millions)	Q3'16	Q3'15
Life and health sales(2)
SLF Canada	208	237
SLF U.S.	285	169
SLF Asia	168	124
Total life and health sales	661	530
Wealth sales(2)(3)
SLF Canada	2,736	3,421
SLF Asia	2,402	1,571
Total wealth sales excluding SLF Asset Management	5,138	4,992
SLF Asset Management sales(2)	30,023	22,397
Total wealth sales	35,161	27,389

(1)	In the second quarter of 2016, we moved our sales reporting methodology for Bentall Kennedy's real estate investment management operations from an investment property activity basis to a client cash flow basis to be consistent with the method used in our existing asset management operations. Gross and net sales for prior periods have been conformed to this approach. Revenue and other IFRS financial measures were not impacted.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(3)	Restated to exclude sales of investment products of $119 million in the third quarter of 2015 in SLF U.S.'s International wealth business which was closed to new sales in December 2015.

Total Company life and health sales were $661 million in the third quarter of 2016, compared to $530 million in the same period last year.

•	SLF Canada life and health sales were $208 million in the third quarter of 2016, compared to $237 million in the third quarter of 2015 due to lower sales in GB
•	SLF U.S. life and health sales were $285 million in the third quarter of 2016, compared to $169 million in the third quarter of 2015, primarily due to the acquisition of the U.S. employee benefits business in 2016, increased stop-loss sales, and higher sales in International
•	SLF Asia life and health sales were $168 million in the third quarter of 2016, compared to $124 million in the third quarter of 2015, mainly attributable to higher sales in Hong Kong, India, the Philippines, Indonesia, and Malaysia, partially offset by decreased sales in China and Vietnam

Total Company wealth sales were $35.2 billion in the third quarter of 2016, compared to $27.4 billion in the third quarter of 2015.

•	SLF Canada wealth sales were $2.7 billion in the third quarter of 2016, compared to $3.4 billion in the third quarter of 2015, reflecting lower sales in GRS and individual wealth business
•	SLF Asia wealth sales were $2.4 billion in the third quarter of 2016, compared to $1.6 billion in the third quarter of 2015, primarily due to higher sales in China and India
•	SLF Asset Management gross sales were $30.0 billion in the third quarter of 2016, compared to $22.4 billion in the third quarter of 2015, largely attributable to higher fund sales from both MFS and SLIM, including the impact of the Bentall Kennedy acquisition in September 2015

Assets Under Management
AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $908.1 billion as at September 30, 2016, compared to AUM of $891.3 billion as at December 31, 2015. The increase in AUM of $16.8 billion between December 31, 2015 and September 30, 2016 resulted primarily from:

(i)	favourable market movements on the value of mutual funds, managed funds, and segregated funds of $48.4 billion;
(ii)	an increase of $7.1 billion from the change in value of FVTPL assets and liabilities;
(iii)	business growth and activity of $6.3 billion;
(iv)	the impact of the U.S. employee benefits business acquired in 2016 of $2.4 billion; and
(v)	net inflow of mutual, managed, and segregated funds of $2.1 billion; partially offset by
(vi)	a decrease of $40.5 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015; and
(vii)	a decrease of $9.0 billion from a reduction of assets related to a Bentall Kennedy client(1).

Changes in the Statements of Financial Position and in Shareholders' Equity
Total general fund assets were $164.3 billion as at September 30, 2016, compared to $155.4 billion as at December 31, 2015. The increase in general fund assets from December 31, 2015 was primarily a result of an increase of $7.1 billion from the change in value of FVTPL assets and liabilities, business growth and activity of $5.0 billion, and $2.4 billion from the U.S. employee benefits business acquired in 2016, partially offset by a reduction of $5.6 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015.

Insurance contract liabilities (excluding other policy liabilities and assets) of $112.1 billion as at September 30, 2016 increased by $8.4 billion compared to December 31, 2015, mainly due to changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities), balances arising from new policies, and the U.S. employee benefits business acquired in 2016, partially offset by the currency impact of the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015.

Shareholders' equity, including preferred share capital, was $21.6 billion as at September 30, 2016, compared to $21.3 billion as at December 31, 2015. The increase in shareholders' equity was primarily due to:

(i)	shareholders' net income of $1.8 billion in 2016, before preferred share dividends of $73 million;
(ii)	net unrealized gains on AFS assets in OCI of $303 million; and
(iii)	$14 million from stock options exercised and $3 million from stock-based compensation; partially offset by
(iv)	a decrease of $823 million from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015;
(v)	common share dividend payments of $735 million;
(vi)	changes in liabilities for defined benefit plans of $72 million;
(vii)	the $47 million transaction with non-controlling interest; and
(viii)	a decrease of $30 million from other comprehensive income ("OCI") of joint ventures and associates.

As at October 28, 2016, Sun Life Financial Inc. had 612,860,999 common shares, 4,129,611 options to acquire SLF Inc. common shares, and 92,200,000 preferred shares outstanding.

(1)	During the second quarter of 2016, a client of Bentall Kennedy exercised its right to acquire certain wholly-owned subsidiaries involved in the management of its assets. The transfer of the assets is expected to be completed in the first quarter of 2017, and from June 30, 2016, assets of $9 billion related to this are not reported in AUM.

Cash Flows

	Quarterly results
($ millions)	Q3'16	Q3'15
Net cash and cash equivalents, beginning of period	4,791	4,206
Cash flows provided by (used in):
Operating activities	640	1,265
Investing activities	(151)	(615)
Financing activities	594	242
Changes due to fluctuations in exchange rates	41	185
Increase (decrease) in cash and cash equivalents	1,124	1,077
Net cash and cash equivalents, end of period	5,915	5,283
Short-term securities, end of period	1,948	2,629
Net cash, cash equivalents and short-term securities, end of period	7,863	7,912

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided in and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The lower cash flows used in investing activities in the third quarter of 2016 compared to the same period last year were primarily due to the acquisitions in SLIM in the third quarter of 2015. The higher cash flows provided by financing activities in the third quarter of 2016 compared to the same period last year were largely attributable to the higher amount of subordinated debentures issued in the third quarter of 2016 compared to the same period last year.

Income Taxes
In the third quarter of 2016, our effective tax rates on reported net income, operating net income(1) and underlying net income(1) were 18.3%,16.0% and 22.2%, respectively. For the first nine months of 2016, our effective tax rates on reported net income, operating net income(1)  and underlying net income(1) were 17.3%, 17.0% and 22.2%,  respectively. Our effective tax rate is reduced below the statutory rate of 26.75%, mainly due to tax exempt investment income that is generally expected to decrease the effective tax rate to a range of 18% to 22%.

(1)	Our effective income tax rates on operating net income are calculated using operating net income and income tax expense associated with operating net income. Our effective income tax rates on underlying net income are calculated using underlying net income and income tax expense associated with underlying net income. The effective tax rates calculated on an operating and underlying basis also exclude amounts attributable to participating policyholders.

Quarterly Financial Results
The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14

Total revenue	7,892	9,533	8,782	5,567	4,693	1,682	7,332	7,375

Common shareholders' net income (loss)
Reported	737	480	540	536	482	726	441	502
Operating(1)	750	474	531	598	478	731	446	511
Underlying(1)	639	554	582	646	528	615	516	360
Diluted EPS ($)
Reported	1.20	0.78	0.88	0.87	0.79	1.18	0.72	0.81
Operating(1)	1.22	0.77	0.87	0.98	0.78	1.19	0.73	0.83
Underlying(1)	1.04	0.90	0.95	1.05	0.86	1.00	0.84	0.59
Basic reported EPS ($)
Reported	1.20	0.78	0.88	0.88	0.79	1.19	0.72	0.82
Reported net income (loss) by segment
SLF Canada	184	185	169	210	127	337	150	117
SLF U.S.	253	54	95	100	64	134	35	168
SLF Asset Management	181	173	177	177	204	162	148	157
SLF Asia	92	68	91	73	77	93	68	62
Corporate	27	—	8	(24)	10	—	40	(2)
Total reported net income (loss)	737	480	540	536	482	726	441	502
Operating net income (loss) by segment(1)
SLF Canada(1)(2)	178	191	182	200	137	331	135	123
SLF U.S.(1)(2)	268	64	110	163	64	134	35	168
SLF Asset Management(1)(2)	188	153	170	183	176	173	168	156
SLF Asia(1)(2)	89	68	60	73	77	93	68	62
Corporate(1)(2)	27	(2)	9	(21)	24	—	40	2
Total operating net income (loss)(1)	750	474	531	598	478	731	446	511

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	Reconciliations of operating net income to reported net income by business group, set out above, are provided in our annual or interim MD&A for the particular period.

Second Quarter 2016
Reported net income was $480 million and operating net income was $474 million in the second quarter of 2016, reflecting the unfavourable impact of interest rates, unfavourable morbidity experience, mainly in SLF U.S. Group Benefits notably from the stop-loss insurance business, and expense experience including investment in growing our businesses. This was partially offset by gains from investment activity on insurance contract liabilities, favourable impact of equity markets and positive credit experience.

First Quarter 2016
Reported net income was $540 million and operating net income was $531 million in the first quarter of 2016, reflecting favourable impact of strong investing activities and positive morbidity experience, partially offset by unfavourable impacts from interest rates and equity markets.

Fourth Quarter 2015
Reported net income was $536 million and operating net income was $598 million in the fourth quarter of 2015, reflecting favourable impact from investment activity on insurance contract liabilities largely in SLF Canada and SLF U.S., positive credit, morbidity and mortality experience, and other experience items including a change to post-retirement benefit liabilities in SLF U.S. This was partially offset by negative interest rate impact and unfavourable expense experience including investment in growing our businesses.

Third Quarter 2015
Reported net income was $482 million and operating net income was $478 million in the third quarter of 2015, reflecting favourable impact from interest rates, investment activity on insurance contract liabilities, positive credit experience and policyholder behaviour. These items were partially offset by unfavourable equity market impact, morbidity and mortality experience, expense experience, and other experience items.

Second Quarter 2015
Reported net income was $726 million and operating net income was $731 million in the second quarter of 2015, reflecting positive interest rate impact, investment activity on insurance contract liabilities, mortality, positive credit, morbidity experience, and business growth. These items were partially offset by unfavourable expense experience including investment in growing our businesses.

First Quarter 2015
Reported net income was $441 million and operating net income was $446 million in the first quarter of 2015, reflecting gains from investment activity on insurance contract liabilities and positive mortality experience, offset by unfavourable impacts from assumption changes and management actions, net interest rate changes, lapse and other policyholder behaviour, and expense experience.

Fourth Quarter 2014
Reported net income was $502 million and operating net income was $511 million in the fourth quarter of 2014, reflecting favourable impact from assumption changes and management actions and gains from investing activity on insurance contract liabilities. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity, lapse and other policyholder behaviour, and expense experience, which mainly consists of compensation-related and other seasonal costs.

Investments
We had total general fund invested assets of $145.8 billion as at September 30, 2016, compared to $138.0 billion as at December 31, 2015. The increase in general fund invested assets of $7.8 billion was primarily due to changes in operating activity and fair value and the acquisition of the U.S. employee benefits business in 2016, offset by the currency impact of the strengthening Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015. Our general fund is primarily invested in fixed income instruments, including debt securities and mortgages and loans, with 84.8% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 3.9% and 4.5% of the portfolio, respectively, and the remaining 6.8% of the portfolio consisted of policy loans, derivative assets, and other invested assets. Our general fund invested assets are well diversified across investment types, geographies, and sectors.

The following table sets out the composition of our general fund invested assets.(1)

	September 30, 2016		December 31, 2015
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	7,992	5.5%	8,983	6.5%
Debt securities – FVTPL	62,854	43.1%	56,785	41.2%
Debt securities – AFS	13,185	9.0%	13,111	9.5%
Equity securities – FVTPL	4,962	3.4%	4,426	3.2%
Equity securities – AFS	769	0.5%	887	0.6%
Mortgages and loans	39,707	27.2%	39,103	28.3%
Derivative assets	2,910	2.0%	1,866	1.4%
Other invested assets	3,851	2.7%	3,111	2.3%
Policy loans	3,112	2.1%	3,151	2.3%
Investment properties	6,492	4.5%	6,540	4.7%
Total invested assets	145,834	100%	137,963	100%

(1)	The invested asset values and ratios presented are based on the carrying value of the respective asset categories. The carrying values for FVTPL and AFS invested assets are generally equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

Energy and Mining
As a leading international financial services organization we have a highly diversified portfolio that includes a variety of investment types spread across a broad range of sectors and geographies. As at September 30, 2016, our direct exposure to energy and mining through our debt securities and corporate loan holdings was approximately $6.5 billion or 4% of total invested assets, and our indirect exposure through our mortgage and real estate holdings was approximately $3.1 billion(1) or 2% of total invested assets.

Debt Securities and Corporate Loans
As at September 30, 2016, our holdings in debt securities and corporate loans in the energy sector were $5.7 billion, where 93% was investment grade ($5.6 billion, of which 93% was rated investment grade as at December 31, 2015)(2). Approximately 48% of our energy sector portfolio was invested in pipeline, storage and transportation entities, 11% was invested in integrated oil and gas entities, and the remaining portion was invested in companies involved in exploration and production, refining, and drilling and servicing, which included 4% in drilling and oil field services.

As at September 30, 2016, our metals and mining sub-sector(3) holdings consisted of debt securities and were $0.8 billion, of which 89% was investment grade ($0.8 billion, of which 97% was investment grade as at December 31, 2015) and which are diversified across several different commodity types.

Mortgage and Real Estate
Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. Our most significant property holdings in the oil and gas sector are located in Alberta, where our real estate holdings represented approximately 20% of our global real estate portfolio and our uninsured mortgage holdings represented approximately 6% of our global mortgage portfolio as at September 30, 2016. Market fundamentals within the province have deteriorated as a result of the sustained weakness in energy prices which resulted in rising vacancy levels and lower rental rates. These trends, should they continue, may lead to reductions in real estate valuations in the province particularly in the office sector.

Within our Alberta mortgage and real estate portfolio, there has been no significant increase in arrears, mortgage defaults, and tenant insolvencies. We continue to closely monitor the effects of market changes in the energy sector on the real estate and mortgage portfolios.

(1)	The indirect exposure from mortgages and real estate includes real estate holdings and uninsured mortgages in Alberta and Texas.
(2)	The credit risk ratings were established in accordance with the process described in our annual MD&A under the heading Risk Categories - Credit Risk Management Governance and Control.
(3)	The metals and mining sub-sector is included in the Materials line of the Debt Securities by Issuer and Industry Sector table included in the Debt Securities section of our 2015 annual MD&A.

Debt Securities
Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. As at September 30, 2016, we held $76.0 billion of debt securities, representing 52.1% of our total invested assets compared to $69.9 billion representing 50.7% as at December 31, 2015. Debt securities with a credit rating of "A" or higher represented 69.3% of the total debt securities as at September 30, 2016, compared to 67.9% as at December 31, 2015. Debt securities with a credit rating of "BBB" or higher represented 97.6% of total debt securities as at September 30, 2016, compared to 96.9% as at December 31, 2015.

Corporate debt securities not issued or guaranteed by sovereign, regional, and municipal governments represented 64.1% of our total debt securities as at September 30, 2016, compared to 66.0% as at December 31, 2015. Total government issued or guaranteed debt securities as at September 30, 2016 were $27.3 billion, compared to $23.8 billion as at December 31, 2015. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at September 30, 2016.

The carrying value of debt securities of governments and financial institutions by geographic location is presented in the following table.

Debt Securities of Governments and Financial Institutions by Geography

	September 30, 2016		December 31, 2015
($ millions)	Government issued or guaranteed	Financials(1)	Government issued or guaranteed	Financials(1)
Canada	18,355	1,480	15,411	1,416
United States	2,093	4,757	1,702	4,828
United Kingdom	2,392	1,206	2,561	1,481
Philippines	2,809	15	2,745	15
Eurozone(2)	232	736	237	829
Other	1,383	1,349	1,111	1,231
Total	27,264	9,543	23,767	9,800

(1)	Our grouping of debt securities by sector is based on the Global Industry Classification Standard from S&P Dow Jones Indices. During the third quarter, certain real estate debt securities were moved out from the Financials sector as of September 1, 2016. $2.4 billion have been reclassified out of the Financials sector as at September 30, 2016. $2.5 billion has been reclassified out of the Financials sector as at December 31, 2015 for comparability.
(2)	Our investments in Eurozone countries primarily included the Netherlands, Spain, Germany, and France. We did not have any direct exposure to Greece. Of our exposure to Eurozone countries, 99.6% was rated investment grade and 81.9% had a credit rating of "A" or higher as at September 30, 2016 and 99.1% was rated investment grade and 77.4% had a credit rating of "A" or higher as at December 31, 2015.

Our gross unrealized losses as at September 30, 2016 for FVTPL and AFS debt securities were $0.18 billion and $0.03 billion, respectively, compared with $1.1 billion and $0.22 billion, respectively, as at December 31, 2015. The decrease in gross unrealized losses was largely due to the impact of declining interest rates, including credit spreads.

Our debt securities as at September 30, 2016 included $9.5 billion invested in the financial sector, representing 12.6% of our total debt securities, or 6.5% of our total invested assets. This compares to $9.8 billion, representing 14.0% of the debt security portfolio, or 7.1% of our total invested assets as at December 31, 2015.

Our debt securities as at September 30, 2016 included $6.0 billion of asset-backed securities reported at fair value, representing 7.9% of our total debt securities, or 4.1% of our total invested assets. This compares to $4.9 billion representing 7.1% of total debt securities, or 3.6% of our total invested assets as at December 31, 2015. The $1.1 billion increase is primarily due to the purchase of AAA rated asset-backed securities.

Mortgages and Loans
Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at September 30, 2016, we had $39.7 billion in mortgages and loans, representing 27.2% of our total invested assets, compared to $39.1 billion representing 28.3% as at December 31, 2015. Our mortgage portfolio consisted almost entirely of first mortgages, and our corporate loan portfolio consisted of private placement assets.

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	September 30, 2016			December 31, 2015
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,330	13,086	21,416	8,067	13,271	21,338
United States	7,008	7,928	14,936	6,725	7,442	14,167
United Kingdom	—	723	723	—	886	886
Other	—	2,632	2,632	—	2,712	2,712
Total	15,338	24,369	39,707	14,792	24,311	39,103

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.

As at September 30, 2016, we held $15.3 billion of mortgages, compared to $14.8 billion as at December 31, 2015. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial, and land properties. As at September 30, 2016, 26.5% of our commercial mortgage portfolio consisted of multi-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of 55% as at September 30, 2016, consistent with December 31, 2015. While we generally require a maximum loan-to-value ratio of 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.75 times. Of the loans in the Canadian commercial mortgage portfolio, 34.3% were insured by the Canada Mortgage and Housing Corporation.

As at September 30, 2016, we held $24.4 billion of corporate loans, compared to $24.3 billion as at December 31, 2015. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment, and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

The carrying value and allowance for mortgages and loans past due or impaired is presented in the following table.

Mortgages and Loans Past Due or Impaired

	September 30, 2016
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,314	24,370	39,684	—		—	—
Past due:
Past due less than 90 days	3	—	3	—		—	—
Past due 90 days or more	—	—	—	—		—	—
Impaired	48	7	55	27	(1)	7	34
Total	15,365	24,377	39,742	27		7	34
	December 31, 2015

	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	14,690	24,279	38,969	—		—	—
Past due:
Past due less than 90 days	7	32	39	—		—	—
Past due 90 days or more	—	—	—	—		—	—
Impaired	137	7	144	42	(1)	7	49
Total	14,834	24,318	39,152	42		7	49

(1)	Includes $20 million of sectoral provisions as at September 30, 2016 and $21 million of sectoral provisions as at December 31, 2015.

Our impaired mortgages and loans, net of allowance for losses, were $21 million as at September 30, 2016, compared to $95 million as at December 31, 2015. The decrease of $74 million was primarily due to the repayment of impaired mortgages in the year. All of the impaired mortgages are in the United States.

Asset Default Provision
We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at September 30, 2016 was $2,360 million compared to $2,077 million as at December 31, 2015. The increase of $283 million was primarily due to increases in the provision for assets purchased net of dispositions including the impact of the U.S. employee benefits business acquired in 2016, partially offset by the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015 and the release of provisions on fixed income assets supporting our insurance contract liabilities.

Derivative Financial Instruments
The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

Derivative Instruments

($ millions)	September 30, 2016	December 31, 2015
Net fair value asset (liability)	107	(1,512)
Total notional amount	56,300	57,845
Credit equivalent amount	570	607
Risk-weighted credit equivalent amount	6	7

The total notional amount of derivatives in our portfolio decreased to $56.3 billion as at September 30, 2016, from $57.8 billion as at December 31, 2015. The decrease is attributable to a decrease in interest rate contracts due to the conversion of foreign currency notional balances into Canadian dollars and a decrease in currency contracts hedging foreign currency assets.

The net fair value of derivatives was a net asset of $107 million as at September 30, 2016, compared to a net liability of $1,512 million as at December 31, 2015. The increase in net fair value was due primarily to the impact of the strengthening of the Canadian dollar against the U.S. dollar relative to the fourth quarter of 2015 on foreign exchange contracts and the impact of downward yield curve shifts on our interest rate contracts.

Capital Management
Our total capital consists of subordinated debt and other capital instruments, participating policyholders' equity and non-controlling interest, and total shareholders' equity which includes common shareholders' equity and preferred shareholders' equity. As at September 30, 2016, our total capital was $26.5 billion, compared to $24.6 billion as at December 31, 2015. The increase in total capital was primarily the result of common shareholders' net income of $1,757 million and the issuance of $1,350 billion of subordinated debt detailed below, partially offset by the foreign currency translation impact included in other comprehensive income (loss) of a loss of $642 million, and the payment of $735 million of dividends on common shares.

The legal entity, SLF Inc. (the ultimate parent company), and its wholly-owned holding companies had $1,799 million in cash and other liquid assets as at September 30, 2016 ($990 million as at December 31, 2015). The increase in liquid assets in these holding companies in the first nine months of 2016 was primarily attributable to the issuance of $1,350 million subordinated debt detailed below, which was partially offset by our investment in an additional equity interest in BSLI and other operational requirements. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities.

On February 19, 2016, SLF Inc. issued $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026. The net proceeds were used to partially fund the acquisition of the U.S. employee benefits business in March, 2016 and for general corporate purposes.

On September 19, 2016, SLF Inc. issued $1 billion principal amount of Series 2016-2 Subordinated Unsecured 3.05% Fixed/Floating Debentures due 2028. The net proceeds will be used for general corporate purposes, which may include investments in subsidiaries and repayment of indebtedness.

On September 30, 2016, 1.1 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 10R ("Series 10R Shares") were converted into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR ("Series 11QR Shares") through a holder option, on a one-for-one basis. Effective September 30, 2016, 6.9 million Series 10R Shares and 1.1 million Series 11QR Shares were outstanding. For additional information, refer to Note 10 of our Interim Consolidated Financial Statements.

As at September 30, 2016, Sun Life Assurance's MCCSR ratio was 221%, compared to 240% as at December 31, 2015. The decrease to Sun Life Assurance's MCCSR ratio over the period primarily resulted from the acquisition of the U.S. employee benefits business in the U.S., partially offset by the contribution of earnings net of dividends.

As at September 30, 2016, the MCCSR ratio for SLF Inc. was 247%. The primary difference between the MCCSR ratio of SLF Inc. and Sun Life Assurance relates to cash and liquid assets held at the holding company level of $1,799 million as discussed above and capital related to certain insurance subsidiaries held directly by SLF Inc.

On September 12, 2016, the Office of the Superintendent of Financial Institutions ("OSFI") released its Life Insurance Capital Adequacy Test guideline, which when implemented in 2018, will replace the current MCCSR Guideline. For additional information, see Risk Management - Recent Regulatory Developments.

On June 1, 2016, SLF Inc. redeemed the outstanding $950 million principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures in accordance with the redemption terms attached to these debentures. The redemption had no impact to the MCCSR ratios of Sun Life Assurance or SLF Inc. as these senior debentures did not qualify as available capital. In addition, a separate pool of assets had been set aside to support the redemption of these debentures. As such, the redemption did not affect the liquid assets held by SLF Inc. and its wholly-owned holding companies.

Risk Management
We have established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting of risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board of Directors, the Board Committees and the senior management committees at least quarterly. Our risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities
Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $53 million (pre-tax) in net gains on the sale of AFS assets during the third quarter of 2016 ($47 million pre-tax in the third quarter of 2015). The net unrealized gains or OCI position on AFS fixed income and equity assets were $371 million and $157 million, respectively, after-tax as at September 30, 2016 ($43 million and $182 million, respectively, after-tax as at December 31, 2015).

The following table sets out the estimated immediate impact on or sensitivity of our net income, our OCI, and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at September 30, 2016 and December 31, 2015.

Interest Rate and Equity Market Sensitivities

As at September 30, 2016(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(250)	$(100)	$50	$50
Potential impact on OCI	$550	$300	$(300)	$(550)
Potential impact on MCCSR(4)	10% points decrease	4% points decrease	4% points increase	8% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$250
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	3% points decrease	1% points decrease	1% points increase	2% points increase

As at December 31, 2015(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(300)	$(100)	$50	$50
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	10% points decrease	4% points decrease	4% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(350)	$(100)	$100	$300
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	4% points decrease	1% points decrease	2% points increase	4% points increase

(1)	Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.
(2)	Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2016 and December 31, 2015 with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(3)	The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at September 30, 2016 and December 31, 2015, and include new business added and product changes implemented prior to such dates.
(4)	The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2016 and December 31, 2015. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance.
(5)	Represents the respective change across all equity markets as at September 30, 2016 and December 31, 2015. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(6)	The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income sensitivities to interest rates and equity markets have changed since December 31, 2015. The changes in net income sensitivity to interest rates have resulted primarily from assumption changes and management actions which more than offset the impact from declines in interest rates in the first nine months of 2016. The changes in net income sensitivity to equity markets have resulted primarily from assumption changes and management actions as well as the impact of changes in equity markets during the first nine months of 2016.

Interest rate sensitivities do not include any impact from changes to the ASB promulgated URR. In 2014, the ASB made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. When the ASB promulgated these changes, the intention was to review these assumptions every five years, or sooner if circumstances warrant. Given the continuing low interest rates, we expect the ASB will revisit the reinvestment assumptions in 2017 but the magnitude of any potential changes due to the promulgation remains uncertain. Based on current assumptions, as at September 30, 2016, our estimated sensitivity to a 10 basis point decrease in the URR would have been a decrease in reported and operating net income of approximately $75 million. The actual impact could differ from the Company's estimate. The statements concerning expected URR changes are forward-looking.

Credit Spread and Swap Spread Sensitivities
We have estimated the immediate impact or sensitivity of our shareholders' net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
September 30, 2016	$(100)	$100
December 31, 2015	$(100)	$75

(1)	Sensitivities have been rounded to the nearest $25 million.
(2)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)	20 basis point decrease	20 basis point increase
September 30, 2016	$25	$(25)
December 31, 2015	$50	$(50)

(1)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products
Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income asset, interest rate swaps, and swaptions.

Segregated Fund Guarantees
Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at September 30, 2016 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

As at September 30, 2016
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,352	274	10,921	893
SLF U.S.	4,538	384	4,787	225
Run-off reinsurance(4)	2,687	495	1,872	531
Total	19,577	1,153	17,580	1,649

As at December 31, 2015
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,304	424	11,109	575
SLF U.S.	5,400	509	5,789	275
Run-off reinsurance(4)	2,950	569	2,129	570
Total	20,654	1,502	19,027	1,420

(1)	The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.
(2)	For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)	The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)	The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2015 to September 30, 2016 was primarily as a result of the following factors:

(i)	the total fund values decreased due to the strengthening of the Canadian dollar against the U.S. dollar and the net redemptions from legacy business;
(ii)	the total Amount at Risk decreased due to positive fund returns, the net redemptions from legacy business and the strengthening of the Canadian dollar;
(iii)	the total value of guarantees decreased due to the net redemptions from legacy business and the strengthening of the Canadian dollar; and
(iv)	the total insurance contract liabilities increased due to lower interest rates and method and assumption changes, partially offset by net redemptions and claims.

Segregated Fund Hedging
Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at September 30, 2016, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at September 30, 2016 and December 31, 2015.

Impact of Segregated Fund Hedging

September 30, 2016
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(250)	(500)	(200)	(550)
Hedging impact	250	500	150	450
Net of hedging	—	—	(50)	(100)

December 31, 2015
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(450)	(200)	(600)
Hedging impact	200	500	150	500
Net of hedging	—	50	(50)	(100)
(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)	Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(3)	Represents a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2016 and December 31, 2015, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4)	Represents the change across all equity markets as at September 30, 2016 and December 31, 2015. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk
Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in North American real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at September 30, 2016 would decrease net income(1) by approximately $200 million ($175 million decrease as at December 31, 2015). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at September 30, 2016 would increase net income by approximately $200 million ($175 million increase as at December 31, 2015).

(1)	Net income sensitivities have been rounded to the nearest $25 million.

Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices, and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2015 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI, and Sun Life Assurance's MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at September 30, 2016 and December 31, 2015, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the September 30 and December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at September 30, 2016 and December 31, 2015, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in the annual MD&A under the headings Outlook and Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2015 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

Recent Regulatory Developments
On September 12, 2016, the Office of the Superintendent of Financial Institutions released its Life Insurance Capital Adequacy Test guideline, a risk-based capital framework. When implemented in 2018, this guideline will establish a new regulatory capital framework for life insurance companies, which will replace the current MCCSR Guideline. Similar to the MCCSR, OSFI will regularly review the effectiveness of the LICAT guideline and update it to keep abreast of developments in the life insurance industry and evolving risk measurement and management practices. We are currently assessing the impact of the adoption of this framework on our business.

In April 2016, the U.S. Department of Labor issued its final Conflict of Interest rule defining when a communication constitutes investment advice and results in fiduciary status in the United States. The new rule expands the definition of fiduciary investment advice applicable to Employee Retirement Income Security Act of 1974 ("ERISA") plans and participants and Individual Retirement Account owners. We have investment management operations in the United States, primarily MFS, which conduct business with distribution firms that may be impacted by the rule. We are assessing the final version of the rule and we are monitoring the impact it will have on the distribution of retirement products in the U.S., and the effects this may have on our businesses.

Legal and Regulatory Matters
Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A, and AIF, for the year ended December 31, 2015.

Changes in Accounting Policies
We have adopted several amended IFRS standards in the current year. In addition, amendments to IFRS were issued during the period. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements.

Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period which began on July 1, 2016 and ended on September 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

As permitted by securities legislation, for the period ended September 30, 2016, the Company's management has limited the scope of its design of the Company's disclosure controls and procedures and the Company's internal control over financial reporting to exclude controls, policies and procedures of the U.S. employee benefits business, which the Company acquired on March 1, 2016. The U.S. employee benefits business acquired in 2016 represents 1.4% of Total assets and 3.9% of Total revenue as at and for the nine months ended September 30, 2016. The estimated fair value of assets acquired and liabilities assumed at the date of the acquisition are outlined in Note 3 of our Interim Consolidated Financial Statements.

Reconciliation of Non-IFRS Financial Measures
Additional information on the use of non-IFRS measures, including the definition of operating net income (loss) and underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following table sets out the amounts that were excluded from our operating net income (loss), underlying net income (loss), operating EPS, and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, unless otherwise noted)	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15
Reported net income	737	480	540	536	482
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	6	(6)	(13)	10	(10)
Fair value adjustments on MFS's share-based payment awards	(7)	20	7	(6)	28
Acquisition, integration and restructuring	(12)	(8)	15	(66)	(14)
Operating net income (loss)	750	474	531	598	478
Market related impacts	57	(72)	(40)	(36)	(82)
Assumption changes and management actions	54	(8)	(11)	(12)	32
Underlying net income (loss)	639	554	582	646	528
Reported EPS (diluted) ($)	1.20	0.78	0.88	0.87	0.79
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.01	(0.01)	(0.02)	0.02	(0.02)
Fair value adjustments on MFS's share-based payment awards ($)	(0.01)	0.03	0.01	(0.01)	0.05
Acquisition, integration and restructuring ($)	(0.02)	(0.01)	0.02	(0.11)	(0.02)
Impact of convertible securities on diluted EPS ($)	—	—	—	(0.01)	—
Operating EPS (diluted) ($)	1.22	0.77	0.87	0.98	0.78
Market related impacts ($)	0.09	(0.12)	(0.06)	(0.05)	(0.13)
Assumption changes and management actions ($)	0.09	(0.01)	(0.02)	(0.02)	0.05
Underlying EPS (diluted) ($)	1.04	0.90	0.95	1.05	0.86

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders' equity for the period, respectively.

Adjusted revenue. This measure excludes from revenue the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons ("Constant Currency Adjustment"); (ii) Fair value and foreign currency changes on assets and liabilities ("FV Adjustment"); and (iii) reinsurance for the insured business in SLF Canada's GB operations ("Reinsurance in SLF Canada's GB Operations Adjustment"). Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods.

	Quarterly results
($ millions)	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15
Revenue	7,892	9,533	8,782	5,567	4,693
Constant Currency Adjustment	(35)	(64)	150	64	—
FV Adjustment	1,182	3,223	2,730	(788)	(168)
Reinsurance in SLF Canada's GB Operations Adjustment	(696)	(679)	(688)	(1,171)	(1,179)
Adjusted revenue	7,441	7,053	6,590	7,462	6,040

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada's GB Operations Adjustment. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods. In the second quarter of 2016, we moved our sales reporting methodology for Bentall Kennedy's real estate investment management operations from an investment property activity basis to a client cash flow basis to be consistent with the method used in our existing asset management operations. Prior periods have been restated to reflect this change.

	Quarterly results
($ millions)	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15
Premiums and deposits	40,176	38,035	37,826	33,120	30,556
Constant Currency Adjustment	(156)	(499)	1,465	527	—
Reinsurance in SLF Canada's GB Operations Adjustment	(696)	(679)	(688)	(1,171)	(1,179)
Adjusted premiums and deposits	41,028	39,213	37,049	33,764	31,735

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes the impact of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the underlying profitability of MFS. There is no directly comparable IFRS measure.

Impact of foreign exchange. Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements relating to our strategies, (ii) growth initiatives and other business objectives, (iii) statements that are predictive in nature or that depend upon or refer to future events or conditions, (iv) statements set out in this document under the headings Financial Summary - Impact of the Low Interest Environment and Risk Management - Interest Rate and Equity Market Sensitivities, and (v) statements that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will", and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Financial Summary - Impact of the Low Interest Environment, Capital Management and Risk Management and in SLF Inc.'s 2015 AIF under the heading Risk Factors and the factors detailed in SLF Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks -  related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to mortality, morbidity, longevity and policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks - related to global economic and political conditions; changes in distribution channels or customer behaviour including risks relating to market conduct by intermediaries and agents; changes in the competitive, legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; the design and implementation of business strategies; the performance of our investments and investment portfolios managed for clients such as segregated and mutual funds; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; the execution and integration of mergers, acquisitions and divestitures; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call
The Company's third quarter 2016 financial results will be reviewed at a conference call on Thursday, November 10, 2016, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q3 2018 period end. The conference call can also be accessed by phone by dialing 647-427-2311 (International) or 1-866-521-4909 (Toll-free North America). A replay of the conference call will be available from Thursday, November 10, 2016 at 1 p.m. ET until 11:59 p.m. ET on Thursday, November 24, 2016 by calling 404-537-3406 or 1-855-859-2056 (Toll-free North America) using Conference ID 92121618.

Consolidated Statements of Operations

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Revenue
Premiums
Gross	$4,937	$3,835	$13,835	$11,661
Less: Ceded	1,049	1,721	3,206	4,817
Net premiums	3,888	2,114	10,629	6,844
Net investment income (loss):
Interest and other investment income	1,359	1,362	4,123	3,961
Fair value and foreign currency changes on assets and liabilities	1,182	(168)	7,135	(1,173)
Net gains (losses) on available-for-sale assets	53	47	182	189
Net investment income (loss)	2,594	1,241	11,440	2,977
Fee income	1,410	1,338	4,138	3,886
Total revenue	7,892	4,693	26,207	13,707

Benefits and expenses
Gross claims and benefits paid	3,654	3,516	11,207	10,407
Increase (decrease) in insurance contract liabilities	2,294	419	9,762	592
Decrease (increase) in reinsurance assets	(224)	(66)	(317)	(380)
Increase (decrease) in investment contract liabilities	11	(32)	26	(39)
Reinsurance expenses (recoveries)	(1,196)	(1,662)	(3,240)	(4,638)
Commissions	601	534	1,720	1,534
Net transfer to (from) segregated funds	(41)	(27)	(174)	(40)
Operating expenses	1,510	1,245	4,322	3,654
Premium taxes	84	74	249	217
Interest expense	76	86	236	242
Total benefits and expenses	6,769	4,087	23,791	11,549
Income (loss) before income taxes	1,123	606	2,416	2,158
Less: Income tax expense (benefit)	206	79	418	419
Total net income (loss)	917	527	1,998	1,739
Less: Net income (loss) attributable to participating policyholders and non-controlling interest	155	21	168	14
Shareholders' net income (loss)	762	506	1,830	1,725
Less: Preferred shareholders' dividends	25	24	73	76
Common shareholders' net income (loss)	$737	$482	$1,757	$1,649

Earnings (loss) per share
Basic	$1.20	$0.79	$2.87	$2.69
Diluted	$1.20	$0.79	$2.85	$2.68

Consolidated Statements of Financial Position

	As at
(unaudited, in millions of Canadian dollars)	September 30, 2016	December 31, 2015
Assets
Cash, cash equivalents and short-term securities	$7,992	$8,983
Debt securities	76,039	69,896
Equity securities	5,731	5,313
Mortgages and loans	39,707	39,103
Derivative assets	2,910	1,866
Other invested assets	3,851	3,111
Policy loans	3,112	3,151
Investment properties	6,492	6,540
Invested assets	145,834	137,963
Other assets	4,524	4,567
Reinsurance assets	5,437	5,386
Deferred tax assets	1,552	1,372
Intangible assets	1,672	1,479
Goodwill	5,302	4,646
Total general fund assets	164,321	155,413
Investments for account of segregated fund holders	95,386	91,440
Total assets	$259,707	$246,853
Liabilities and equity
Liabilities
Insurance contract liabilities	$118,750	$110,227
Investment contract liabilities	2,913	2,913
Derivative liabilities	2,803	3,378
Deferred tax liabilities	634	405
Other liabilities	12,132	12,332
Senior debentures	1,299	2,248
Subordinated debt	3,835	2,492
Total general fund liabilities	142,366	133,995
Insurance contracts for account of segregated fund holders	88,388	83,670
Investment contracts for account of segregated fund holders	6,998	7,770
Total liabilities	$237,752	$225,435

Equity
Issued share capital and contributed surplus	$10,917	$10,900
Shareholders' retained earnings and accumulated other comprehensive income	10,687	10,350
Total shareholders' equity	21,604	21,250
Participating policyholders' equity and non-controlling interest	351	168
Total equity	$21,955	$21,418
Total liabilities and equity	$259,707	$246,853

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2016, the Sun Life Financial group of companies had total assets under management of $908 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:
Gannon Loftus
Manager, Media & PR, Corporate Communications
Tel: 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:
Gregory Dilworth
Vice-President, Investor Relations
Tel: 416-979-6230
investor.relations@sunlife.com

SOURCE Sun Life Financial Inc.

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:10e 09-NOV-16